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                            June 30, 2020

       Wenxiu Zhong
       Chief Executive Officer
       Baosheng Media Group Holdings Ltd
       Room 901, Block B
       Jinqiu International Building, No. 6 Zhichun Road
       Haidian District, Beijing, China

                                                        Re: Baosheng Media
Group Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 19,
2020
                                                            CIK No. 0001811216

       Dear Ms. Zhong:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, submitted June 19, 2020

       Risk Factors
       Risks Related to Our Business and Industry
       "Limitations on the availability of data and our ability to analyze such data . . .", page 20

   1. We note your response to comment 5 that "there is no known current or impending data privacy regulation that
has had or will have an impact on our business." However, we note that the
Cybersecurity Law of the People   s Republic of China, which went into effect
                                                        on June 1, 2017,
appears to have a significant data privacy component. Please tell us whether this law has
had or will have an impact on your business. If so, please amend your disclosure to
describe this impact.
 Wenxiu Zhong
Baosheng Media Group Holdings Ltd
June 30, 2020
Page 2

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,
FirstName LastNameWenxiu Zhong
                                                         Division of
Corporation Finance
Comapany NameBaosheng Media Group Holdings Ltd
                                                         Office of Trade &
Services
June 30, 2020 Page 2
cc:       Ying Li
FirstName LastName